APPENDIX A:
INVESTMENT RISKS

LIMITED OPERATING HISTORY

Drawing Board Brewing Company is a newly established entity and has no history for prospective investors to consider.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Drawing Board Brewing Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Drawing Board Brewing Company's core business or the inability to compete successfully against the with other competitors could negatively affect Drawing Board Brewing Company's financial performance.

REAL ESTATE RISK

Drawing Board Brewing Company is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Drawing Board Brewing Company is unable to find and secure a location that is adequate, investors may lose some or all of their investment. This risk is minimal, as we are in the final lease negotiations.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Drawing Board Brewing Company's management or vote on and/or influence any managerial decisions regarding Drawing Board Brewing Company. Furthermore, if the founders or other key personnel of Drawing Board Brewing Company were to leave Drawing Board Brewing Company or become unable to work, Drawing Board Brewing Company (and your investment) could suffer substantially.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

Drawing Board Brewing Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Drawing Board Brewing Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT DRAWING BOARD BREWING COMPANY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Drawing Board Brewing Company's

financial performance or ability to continue to operate. In the event Drawing Board Brewing Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Drawing Board Brewing Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Drawing Board Brewing Company is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Drawing Board Brewing Company fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Drawing Board Brewing Company, and the revenue of Drawing Board Brewing Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Drawing Board Brewing Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of

default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

UNINSURED LOSSES

Although Drawing Board Brewing Company will carry some insurance, Drawing Board Brewing Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Drawing Board Brewing Company could incur an uninsured loss that could damage its business.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Drawing Board Brewing Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.